UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2002 to December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4547 (Unilever N.V.)

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

GOOD HUMOR – BREYERS SAVINGS PLAN

UNILEVER UNITED STATES, INC.
390 PARK AVENUE
NEW YORK, NEW YORK 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

GOOD HUMOR – BREYERS SAVINGS PLAN

Table of Contents

Page

Independent Auditors’ Report and Financial Statements

Consent of Independent Accountants

Signature

GOOD HUMOR — BREYERS SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 31, 2002

AND JANUARY 1, 2001 TO DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS’ REPORT

Good Humor — Breyers Savings Plan
Index

Page(s)
Report of Independent Auditors	1

Financial statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001	3

Notes to financial statements	4-10

Supplemental Schedules (*)

(*)	Supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not required since these schedules are prepared for the Unilever United States, Inc. Master Savings Trust as a whole, of which this Plan is a component.

Report of Independent Auditors

To the Participants and Administrator of the
Good Humor — Breyers Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Good Humor-Breyers Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

June 24, 2003

Good Humor — Breyers Savings Plan Statements of Net Assets Available for Plan Benefits As of December 31, 2002 and 2001	2

	2002	2001
Assets
Interest in the Unilever United States, Inc. Master Savings Trust, at fair value
Investments	$2,842,962	$2,984,523
Loans to participants	191,361	179,492

Total interest in Master Savings Trust	3,034,323	3,164,015
Receivables:
Participant contributions	—	16,165
Employer contribution	—	11,237

Total assets	3,034,323	3,191,417

Liabilities
Administrative expenses payable	95	396

Total liabilities	95	396

Net assets available for plan benefits	$3,034,228	$3,191,021

The accompanying notes are an integral part of these financial statements.

Good Humor — Breyers Savings Plan Statements of Changes in Net Assets Available for Plan Benefits For the Years Ended December 31, 2002 and 2001	3

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value on investments	$(247,878)	$(174,584)
Interest	80,418	77,896
Dividends	29,302	27,379
Contributions and other additions:
Contributions from participants	443,327	493,903
Contributions from employer	312,390	339,099
Rollover contributions	—	15,608

Total additions	617,559	779,301

Deductions:
Deductions to net assets attributed to:
Benefits paid to participants	245,647	188,028
Administrative expenses	450	1,204
Transfer of plan assets to affiliated plan	528,255	—

Total deductions	774,352	189,232

Net (deductions)/additions	(156,793)	590,069
Net assets available for plan benefits:
Beginning of year	3,191,021	2,600,952

End of year	$3,034,228	$3,191,021

The accompanying notes are an integral part of these financial statements.

Good Humor — Breyers Savings Plan Notes to Financial Statements	4

1.	Description of the Plan

The Good Humor — Breyers Savings Plan (the “Plan”) is a defined contribution plan covering all union employees of the Good Humor-Breyers Company (the “Company”) employed at the Hagerstown, MD and at the Huntington, IN plants. The Company is a division of Conopco, Inc. which is a division of Unilever United States, Inc. (“UNUS”). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by UNUS are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Eligibility
All union employees employed at the Company’s Hagerstown, MD plant and, effective July 1, 1999, all union employees employed at the Huntington, IN plant are eligible to participate in the Plan on the date of hire, provided they are regularly scheduled to work a minimum of 20 hours per week.

Contributions
Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17% of compensation. After-tax contributions are deposited in an “after-tax account” and before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax” account. Before-tax contributions are limited to $11,000 and $10,500 for 2002 and 2001, respectively. The Company matches 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. All contributions are deposited in the Trust maintained by the trustee.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution, (b) an allocation of Plan earnings, and (c) an allocation of forfeitures of terminated participant’s nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in all amounts contributed to the before-tax savings and after-tax accounts, plus actual earnings thereon. All Company contributions are 100% vested, therefore there are no forfeitures in the Plan.

Withdrawals and Distributions
During employment, participants may withdraw all or part of their after-tax account and earnings thereon. In addition, upon termination of employment, participants are entitled to all of their after tax account, their before-tax savings account and their vested Company matching account and earnings thereon. Terminated participants may opt to leave their account balance invested in the Plan until they attain age 70½.

Good Humor — Breyers Savings Plan Notes to Financial Statements	5

Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the amount of their after-tax and before-tax accounts, prior to attaining age 59½, provided the withdrawal does not exceed the amount of the hardship.

Investments Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2002 and December 31, 2001 for the contracts range from 1.35% to 7.70% and 4.19% to 8.18%, respectively.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

•	The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

•	The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

•	The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

•	The Unilever N.V. Stock Fund is invested in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

•	The T. Rowe Price Small Cap Stock Fund invests at least 65% of its total assets in stocks and equity related securities of small companies.

•	The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalization of less than $1.2 billion.

Loans to Plan Participants
At the request of the Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants’ vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. The interest rate for participant loans is determined at the date on which the loan application is requested. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

Good Humor — Breyers Savings Plan Notes to Financial Statements	6

Termination
Upon termination of employment, participants are entitled to all of their vested balances. Retirees of the Unicare Retirement Plan may rollover their lump-sum distributions to the Plan to be invested until they attain age 70½.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70½ at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member’s account becomes fully vested.

Other
During 2002, certain participants working at the Huntington, IN plant, formerly included in the Plan, became participants of the Unicare Savings Plan, an affiliated plan. Accordingly, the Plan transferred $528,255 of the participants’ accumulated benefits to the Unicare Savings Plan.

At December 31, 2002 and 2001, there were 356 and 455 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31

	2002	2001
PRIMCO Interest Income Fund	291	346
PIMCO Total Return Fund	74	94
Fidelity Equity Income Fund	37	55
Fidelity Magellan Fund	77	117
Harbor Capital Appreciation Fund	45	78
JP Morgan Select Small Company Fund	—	43
Pyramid Equity Index Fund	128	169
T. Rowe Price Small Cap Stock Fund	30	—
Capital Guardian International Equity Fund	22	36
Unilever N.V. Stock Fund	102	121

Administration The Plan provides that the Benefits Administration Committee is responsible for the General Administration of the Plan.

2.	Summary of Accounting Policies

Basis of Accounting The Plan’s financial statements have been prepared using the accrual method of accounting, in conformity with generally accepted accounting principles.

Good Humor — Breyers Savings Plan Notes to Financial Statements	7

Valuation of Trust Investments
Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund, are valued based on quoted market prices as of the last business day of the year. Unilever N.V. stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

Investment Transactions and Investment Income of the Trust
Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments Benefit payments are recorded when paid.

Administrative Expenses Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Good Humor — Breyers Savings Plan Notes to Financial Statements	8

3.	Tax Status

The Plan received a favorable tax determination letter, effective April 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Trust

The Trust primarily comprises the assets of the following plans:

•	Unicare Savings Plan

•	Savings Plan for Lever Brothers Employees Represented by the ICWUC

•	Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company

The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2002 and 2001. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a less than 1% interest in the investments of the Trust as of December 31, 2002 and 2001.

The Plan’s approximate share of investments held by the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Short-Term Investment Fund	0.2%	0.2%
Mutual Funds	0.2	0.2
Commingled Funds	0.2	0.0
Guaranteed Investment Contracts	0.2	0.2
Synthetic Guaranteed Investment Contracts	0.2	0.2
Unilever N.V. Stock Fund	0.7	0.7
Loan Fund	0.5	0.6

Good Humor — Breyers Savings Plan Notes to Financial Statements	9

At December 31, 2002 and 2001, the financial position of the Trust was as follows:

	2002	2001
Investments at fair value:
Short-term investment fund (cost approximates fair value)	$35,371,960	$23,726,778
Mutual fund (cost $905,724,446 and $769,102,302)	751,105,336	764,762,887
Commingled fund (cost approximates contract value)	202,681,776	—
Guaranteed investments contracts (cost approximates contract value)	40,741,306	60,459,687
Synthetic guaranteed investment contracts (cost approximates contract value)	468,057,093	435,615,806
Unilever N.V. stock fund (cost $36,206,283 and $34,543,297)***	47,993,726	45,426,090

Total investments	1,545,951,197	1,329,991,248
Loans to participants	35,844,164	28,703,574

Total Master Trust	$1,581,795,361	$1,358,694,822

The following presents investments that represent five percent or more of the Trust’s net assets for the years ended December 31, 2002 and 2001:

	2002	2001
Fidelity Magellan Fund, 2,077,095 and 1,778,693 shares, respectively	$164,007,433	$185,375,412
PRIMCO Interest Income Fund, 744,374,486 and 520,422,309 shares, respectively	744,374,486	520,422,309
PIMCO Total Return Institutional Fund, 10,937,373 and 9,260,476 shares, respectively	116,701,769	96,864,580
Pyramid Equity Index Fund, 19,863,159 and 21,034,689 shares, respectively	142,220,220	193,308,791
Harbor Capital Appreciation Fund, 4,676,266 shares	—	136,687,251

Good Humor — Breyers Savings Plan Notes to Financial Statements	10

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Additions:
Additions of net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(187,682,832)	$(119,155,207)
Interest	46,638,494	33,758,960
Dividends	14,005,847	13,679,947

	(127,038,491)	(71,716,300)
Contributions and other additions:
Contributions from participants	68,927,238	57,700,320
Contributions from employer	35,906,392	25,555,536
Rollover contributions	17,652,154	24,852,113
Transfer of plan assets in from affiliated plans	491,726,019	19,409

Total additions	487,173,312	36,411,078

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	238,685,493	154,352,282
Administrative expenses	497,686	674,439
Transfer of plan assets out to unaffiliated plans	24,889,594	33,367,220

Total deductions	264,072,773	188,393,941

Net additions/(deductions)	223,100,539	(151,982,863)
Net assets available for benefits:
Beginning of year	1,358,694,822	1,510,677,685

End of year	$1,581,795,361	$1,358,694,822

The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:
Mutual funds	$(191,378,572)	$(114,735,571)
Unilever N.V. stock	3,695,740	(4,419,636)

Net depreciation	$(187,682,832)	$(119,155,207)

5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Plan investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-10186) of Unilever N.V. of our report dated June 24, 2003, relating to the financial statements of the Good Humor – Breyers Savings Plan which appears in this Form 11-K/A.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP

New York, New York December 8, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOOD HUMOR – BREYERS SAVINGS PLAN

	By:	/s/ Stephen Pass

STEPHEN PASS DIRECTOR OF BENEFITS

December 8, 2003